RALLY

Bill of Sale

As of January 28, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Kruk Cards Inc. (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#GYMBOX
Description:	2000 Pokémon Gym Heroes 1st Edition Set Sealed Booster Box
Total Acquisition Cost:	$ 14,999.99
Consideration: Cash (%) Equity (%) Total	$ 14,999.99 (100%) $ 0 (0%) $ 14,999.99 (100%)